UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

The report to the Group Audit Committee

and the reserves recategorisation review

The Royal Dutch/Shell Group of Companies (“Shell”) today released the executive summary and proposed remedial measures sections from the report to the Group Audit Committee (“GAC”) into the facts and circumstances surrounding the recategorisation of the Group’s hydrocarbon reserves.

In addition, Shell released the outcome of its reserves recategorisation review prepared with the assistance of the Ryder Scott Company, an outside consulting firm. This follows the interim conclusions announced on March 18, 2004.

Shell also announced changes to its reserves practices to address the issues raised by these reports and establish a sound base for future reserves reporting by Group companies.

Summary

  Shell’s Boards fully accept the findings of the GAC report and will ensure prompt action on its recommendations.

  90% of Shell’s proved oil and gas reserves have been reviewed, with external assistance. The final result of all the recent reviews is that a total of 4.35 billion barrels of oil equivalent (“boe”) will be recategorised as at end 2002. Additionally, 2003 reserves will fall by 0.5 billion boe.

  External experts will be involved in the annual audit and reporting of reserves.

  Shell has decided to restate financial statements in the 2002 Form 20-F, which is to be amended. The impact on earnings averages around $100 million per year, less than 1% of earnings in the period 2000-2003.

  Ms Judith Boynton has stepped aside from her position as Group Chief Financial Officer, but will remain an employee of the Group. Tim Morrison has been appointed as acting Group Chief Financial Officer with immediate effect.

  The review of corporate governance announced on 18 March, 2004 is to be accelerated.

  The non-executive directors unanimously give their complete support to the current executives of the Committee of Managing Directors (“CMD”).

Jeroen van der Veer, Chairman of the CMD, said:

“The report to the GAC and the reserves recategorisation review draw a line under the uncertainties that have surrounded the status of our reserves since January 9. The controls we now have in place will be rigorously enforced and will be subject to far greater levels of scrutiny within Shell. Despite the difficulties of recent months Shell is a sound and profitable business. We are making the changes to our reserves practices to ensure that that remains the case.”

A press and investor conference hosted by Aad Jacobs and Lord Oxburgh, Chairmen of the Shell parent company Boards, will be held today at 10.30 BST at Shell Centre, London. The conference will also be audio broadcast on the Shell website and can be accessed via www.shell.com/investor.

Enquiries:

Investor Relations:

Gerard Paulides +44 20 7934 6287
Bart van der Steenstraten +31 70 377 3996
Harold Hatchett +1 212 218 3112

Media Relations:

Andy Corrigan +44 20 7934 5963
Simon Buerk +44 20 7934 3453
Herman Kievits +31 70 377 8750

Notes to editors

  1. A full press statement, with additional quotes from Directors is attached.

  2. A summary of the GAC Report and a section on proposed remedial measures are also attached.

  3. Interviews with Aad Jacobs and Lord Oxburgh, Chairmen of the Shell parent company Boards, as well as with Jeroen van der Veer and Malcolm Brinded, Chairman and Vice-Chairman of the Group’s CMD respectively, in video/audio and text will be available from 7.00 hrs BST today on: http://www.shell.com and http://www.cantos.com

Reserves recategorisation review

Further to the announcement of March 18, 2004, Shell has completed the extensive review of its global reserves portfolio, conducted with the assistance of external reserve consultant Ryder Scott Company.

Subject to further consultation with the US Securities and Exchange Commission (“SEC”), Shell intends to restate a total of approximately 4.35 billion boe as per end 2002, representing the incorporation of the January 9 recategorised volumes (3.9 billion boe) insofar as they relate to 2002, plus the impact of the March 18 announcement and today’s disclosure. Additionally, the company will be reducing the amount which it had originally planned to book in 2003, including some negative revisions, by around 0.5 billion boe. The closing balances for the 2002 and 2003 proved reserves are therefore approximately 15.0 billion boe and 14.5 billion respectively.

In total, almost 300 fields covering some 90% of the global reserves base have been addressed, including virtually all fields above 10 million barrels and also addressing those fields in associated companies.

This brings the company’s reserve replacement ratio for 2003 to around 60% and its reserve life at the end of 2003 to 10.2 years.

All figures stated exclude oil sands that are classified as mining reserves under SEC definitions. Oil sands reserves amounted to some 0.65 billion boe as at end 2003.

As a result of the exercise just completed, in addition to the recategorisations of proved reserves volumes announced on January 9, 2004, and March 18, 2004, a further 0.3 billion boe of proved reserves originally reported as at December 31, 2002, will be recategorised. Shell will also include downward revisions of some 0.2 billion boe in respect of the year-end 2003 proved reserves statement.

The majority of the recategorisations announced today are related to the application of technical data, where the criteria for reasonable certainty remain a subjective assessment of the available seismic data, well data, reservoir modeling and other technical information. Additionally some remaining issues around project maturity were identified.

The recategorised volumes announced today comprise adjustments to proved reserves data throughout the global Exploration and Production (“EP”) resource base. As previously stated, Shell will in future report its proved reserves by geographic region.

The company can confirm that, apart from minor exceptions, there are no changes expected in the amount, timing or cost of production from any of these fields as a result of these latest recategorisations.

About one-third of the reserve recategorisations announced today relate to volumes previously defined as proved developed reserves.

This review also included an in-depth review of the carrying value of a large number of relevant assets. Two related assets in the North Sea required impairments with a net income effect of $66 million after tax.

While the total combined financial impact from the entire reserves recategorisation is not significant in relation to Group net income, Shell has decided to re-state its financial statements in the 2002 Form 20-F filing with the SEC and to revise the 2003 earnings announced on February 5, 2004. This will bring the financials in line with the restated proved reserves volumes.

On this basis, the overall impact from increased depletion charges, minor well write offs and field impairments on net earnings for the four-year 2000-2003 period, is just over $100 million per annum or less than 1% of net earnings over the period in question, and some 0.5% of capital employed on the balance sheet as at end 2003. This is inclusive of the negative impact on earnings of $86 million that was incorporated in the 2003 earnings announced on February 5, 2004.

Incremental financial impact on after tax net income, excluding $86 million reported on February 5, 2004. Figures are provisional and subject to audit. $ millions
2000	2001	2002	2003
(90)	(40)	(100)	(130)

These effects will be reflected in the 2003 Annual Report Financial Statements.

There is no negative impact on cash flows from any of these changes.

Final detailed figures with respect to both reserves and financial impact will be disclosed in the 2003 Form 20-F and the Annual Reports of the Parent Companies.

Remedial actions on reserves

Shell recognises that restoring confidence and credibility in reserves reporting is vital. Shell is determined to resolve all these issues in the most timely and transparent manner possible and to eliminate chances of a recurrence. The following improved controls are either in place or in progress:

  The CMD now reviews and signs off reported reserves annually.

  Reserves auditors now report to Group Internal Audit, outside the business line.

  Reserves reporting within EP now reports through the technical rather than planning function.

  The global EP Reserves Committee is in place, with the approval process requiring peer challenge at a regional level.

  Shell reserves reporting guidelines are being urgently revised to remove any ambiguity in the application of SEC rules and guidance.

  Reserves auditing now reports through Internal Audit, which has direct access to the GAC.

  The frequency and depth of audit coverage will greatly increase, with major Operating Units covered each year.

  Audit resource is being increased, and Shell will systematically and consistently involve external reserves experts in our reserves auditing process.

  Proved reserves reporting is now specifically included in the existing Group assurance process and disclosure controls review.

  A major programme of focused training of relevant global EP staff is being initiated, to ensure that SEC rules, guidance and compliance requirements are fully understood and adhered to throughout the organisation.

In addition, the GAC has undertaken to review annually reserves decisions taken by EP and CMD with the assistance of external consultants. This will help ensure confidence.

The report to the Group Audit Committee

Following the reserves recategorisation announcement of January 9, 2004, the GAC appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for their consideration by March 31, 2004.

The resulting report of 463 pages to the GAC has been accepted in full by the parent company Boards.

Following an interim report to the GAC, which was also accepted by the parent company Boards, Sir Philip Watts, Chairman of the CMD and Mr Walter van de Vijver, Chief Executive Officer of EP, submitted their resignations at the beginning of March 2004.

Based on the report to the GAC, the Boards also considered the role of the current members of the CMD and concluded none of them bore material responsibility for difficulties created by the reserves issue. The non-executive directors are unanimous and unreserved in their support for the current CMD executives.

Shell has now determined to implement promptly detailed measures designed to respond to the main concerns raised by the report, and to take any other actions in respect of reserves management which might be required to restore the confidence of shareholders and other stakeholders in its management and governance.

US government authorities examining the facts and circumstances leading to the reserves recategorisation have asked that the Group not release the full text of the report to the GAC at this time, in order to provide them with an opportunity to conduct their review.

A summary of the report to the GAC and a section on proposed remedial actions are attached.

Management

Ms Judith Boynton has stepped aside from her positions as Group Chief Financial Officer, Group Managing Director and Executive Director of the "Shell" Transport and Trading Company, Plc. Ms Boynton will remain with the Group in an advisory capacity reporting to the Chairman of the CMD, Jeroen van der Veer, at least through the Annual General Meetings (“AGM”) in June 2004. The Boards express their appreciation to Ms Boynton for her service to the Royal Dutch/Shell Group since 2001.

With immediate effect Mr Tim Morrison, the Group Controller since July 2002, will serve as Acting Group Chief Financial Officer. He joined Shell in 1982, having spent some 5 years with the UK Inland Revenue. He began his career in Shell in the tax function and in the mid 90s was the UK Tax Manager for the Group. He has also worked as Corporate Finance Adviser in Malaysia, Assistant Group Treasurer and as Chief Executive Officer of Shell’s Finance Services unit.

The Boards will consider external candidates as successor for the Group Chief Financial Officer position.

Regulatory authorities update

Shell will continue to cooperate fully until the various enquiries are complete, and any actions relating to these matters will be made public at the appropriate time. Until that time, it is reasonable to expect that Shell will protect the confidential nature of discussions with the authorities concerned.

Corporate governance and structure

As previously announced on March 18, 2004, Shell is examining wide-ranging aspects of its governance and structure.

In the light of today’s report, the Boards have decided to accelerate the review. A working party has started and is empowered to take external financial, legal and tax advice and is exploring all possibilities for improving governance and structure. An update on its progress and an expected timetable for its conclusions will be given at this year’s AGM on June 28, 2004.

Reporting date for first quarter 2004 results

The financial results for the first quarter of 2004 are expected to be published as scheduled on Thursday April 29th 2004. The first quarter result will include the effect of higher depletion, depreciation and amortisation rates arising from the reduction in proved reserves.

Amending of 2002 Form 20-F, publication of 2003 Annual Reports and filing of 2003 Form 20-F

As indicated above, Shell will be amending its 2002 Form 20-F with the SEC to reflect the restated reserves and the effect of the financial restatement and to incorporate other comments received from the SEC on the 2002 Form 20-F.

The financial figures included in this release are preliminary and unaudited. Among other things, they are subject to change based on continuing discussion with the SEC. Discussions with the SEC as to how to reflect the changes in the respective restated 2002 Form 20-F and the 2003 Form 20-F are not yet complete.

Following completion of the SEC review, the Annual Reports of the Parent Companies and the Group for 2003 will be finalised and issued. Publication is planned for 28 May. The Form 20-F for 2003 will be filed in June.

Comments by Directors

Commenting on today’s announcements, Aad Jacobs and Lord Oxburgh, Chairmen of the Shell parent company Boards, issued a joint statement: “The report to the GAC revealed disturbing deficiencies in our past reserves reporting practices and the manner in which Shell dealt with those issues. We have accepted these difficult findings in full and have taken vigorous action.

“We have complete and unreserved confidence in the leadership of Jeroen van der Veer as the new Chairman of the CMD. In addition, Shell has put in place a new regime for reserves accounting and compliance, monitored by external consultants. We believe this deals with our past mistakes and sets a new standard for the future. Shell simply cannot allow this to happen again.

“Our commitment to an accelerated review of corporate governance and structure recognises the immediacy of this issue for the Group, its investors and other stakeholders.

“We believe that, following the actions we have announced, Shell will be able to re-engage with its stakeholders and re-establish confidence in our behaviour as a business and employer.”

Jeroen van der Veer, Chairman of the CMD, said: “The report to the GAC and reserves recategorisation review draw a line under the uncertainties that have surrounded the status of our reserves since January 9. The controls we now have in place will be rigorously enforced and will be subject to far greater levels of scrutiny within Shell.

“Despite the difficulties of recent months, Shell is a sound and profitable Group. We are making the changes to our reserves practices to ensure that that remains the case.”

Malcolm Brinded, Vice Chairman of the CMD and Chief Executive Officer of EP said: “I am confident that these recategorisations bring our total reserve base into line with SEC requirements. This has been a very thorough exercise, demonstrated by the fact that changes over the last three months show adjustments in almost 100 fields.

“I can confirm that we expect to book nearly all of these volumes as proved over time, some 85% within the next decade. It remains the case that the vast majority of the recategorisation does not impact our view of our total resource base. We are putting a range of additional control measures into place, along with appropriate training for relevant staff. Most important is the progress to establish a truly global EP business with fully consistent standards and processes across our worldwide operations, and a strong compliance structure. We are committed to ensuring that this never happens again.”

  Ends

  Disclaimer statement

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the ongoing review of reserves estimates being conducted by management and its consultants, the results of the independent review sponsored by the Group Audit Committee, the outcome of the ongoing enquiries by the regulatory authorities, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

The Hague, April 19, 2004

REPORT OF DAVIS POLK & WARDWELL

TO

THE SHELL GROUP AUDIT COMMITTEE

OF

MARCH 31, 2004

Executive Summary

I. Retention of Davis Polk & Wardwell

On January 9, 2004, following an internal review by Shell[1] management (“Project Rockford”), the Company announced that it would recategorize approximately 3.9 billion barrels of oil equivalent (“boe”) of its reported “proved”reserves.[2] Shell released its unaudited results for 2003 on February 5, 2004, including details of the recategorization. On that date, Shell also disclosed that the Shell Group Audit Committee (“GAC”) was conducting an independent review of the facts and circumstances surrounding the recategorization.

On February 3, 2004, the GAC engaged Davis Polk & Wardwell (“DP&W”or “Davis Polk”) to act as independent counsel and lead an investigation into the facts and circumstances of the recategorization. The GAC also commissioned a special working group of Shell present and former employees to assist with the investigation. Broadly speaking, Davis Polk’s mandate was to investigate, thoroughly and expeditiously, the conduct of Shell’s involved management and to determine whether remedial actions were warranted, both in terms of personnel changes and broader control measures. A written report was to be submitted on March 31, 2004. The investigation was also requested by KPMG Accountants N.V. and PriceWaterhouseCoopers LLP (the “External Auditors”) in order to satisfy their obligations under Section 10A of the United States Securities Exchange Act of 1934.

Early in the investigation, it was agreed with the GAC and the External Auditors that Davis Polk would focus on the following areas: an examination of the knowledge and conduct of Shell’s most senior management with respect to Shell’s reserves disclosures; an examination of the extent to which Shell’s own internal guidelines for the booking of proved reserves (the “Shell Guidelines”) were consistent with the requirements of the United States Securities and Exchange Commission (“SEC”) applicable to disclosure of “proved reserves”; and four geographic areas of operation - the Gorgon gas field offshore North West Australia; Brunei [BSP]; Nigeria [SPDC]; and Oman [PDO]. These four geographic areas were chosen because, individually, they each represented at least 300 million boe recategorized and, together, they reflect over 60% of the January 9, 2004 recategorization.

II. Overview of Investigative Procedures

Shell has cooperated fully with the internal investigation, providing the investigation team with complete access to its records, files, electronic data, and personnel. DP&W has been assisted by an internal team provided by Shell consisting of Renger Bierema (Director Technology Gas & Power), Jim Cooper (Head of Executive Talent Management EP), Jakob Stausholm (Group Chief Internal Auditor) and Neil Sullivan (retired General Counsel of Chemicals Gas & Power). DP&W has also engaged Gaffney, Cline & Associates, Ltd (“Gaffney Cline”), independent petroleum engineers, to advise as to technical issues, including an analysis of Shell’s Guidelines. Fox Data Ltd. had been retained to perform forensic analysis and data retrieval from individual desktops and laptops and Shell servers.

Interviews

In its investigation, DP&W has conducted approximately 130 interviews of over 90 witnesses, including directors, senior executives, members of the executive committee of Exploration & Production (“EP”), reservoir engineers, reserve coordinators and management from the different operating units under review, the Group Reserves Coordinators from the relevant time periods (“GRC”), the internal Group Reserves Auditor (“GRA”), external auditors and personnel from the various functional areas at Shell including finance and legal. Some of these individuals were interviewed several times. (A list of the persons interviewed, along with their titles, can be found at Tab J.)

These interviews were not conducted under oath and Davis Polk was unable to subpoena or otherwise compel the attendance of former employees. Because of the time pressures and the disparate geographical regions at issue, some interviews were conducted by phone and not all could be conducted with the benefit of review of all relevant documentation. Three of the Shell employees that were interviewed, Sir Philip Watts, then Chairman of the Committee of Managing Directors (“CMD”), Walter van de Vijver, then Chief Executive Officer of EP, and Judith Boynton, Group Chief Financial Officer, were represented by their respective individual counsel during the interviews.

Documents

In addition to these interviews, DP&W has reviewed hundreds of thousands of pages of documents obtained from hard copy files and reviewed electronic files from approximately 50 individuals and from server data and back-up tapes for select individuals. In addition to electronic mail, the documents reviewed include, among others, the following: CMD meeting minutes, presentations and reports to the CMD, EP Executive Committee (“Excom”) meeting minutes, including presentations and reports to the Excom; GAC meeting minutes, including presentations and reports to GAC; Conference meeting minutes, including presentations and reports to Conference; EP Business Plans and Group Operating Plans; Year End reserve submissions from the relevant Operating Units; Year End Reserves summaries and reports by the Group Reserves Auditor; SEC Proved Reserves Audits by the GRA; Annual Reports; EP and Operating Unit Scorecards and Appraisals and Strategy Reviews; Letters of Representations to the Group Controller; SEC Comment Letters and Responses; SEC rules and Shell Guidelines and interpretations; Shell’s public filings; presentations and transcripts of analyst and investor presentations; documentation related to the LEAP program and other strategic initiatives; and hard documents from the desk files and/or archives of select individuals.

Again, given time constraints, there is a significant quantum of documents and electronic information that has not been reviewed. Nonetheless, many of the factual findings described herein are based upon documentary evidence. Many of the key documents are clear and unambiguous; in this matter, the axiom “the document speaks for itself”often applies.

Issues relating to Document Integrity

During the investigation, two instances were discovered in which the integrity of documents might have been compromised.

First, described more fully below, on December 2, 2003, in response to a “Script”that was prepared by the CFO of EP recommending that the Group immediately disclose the need to debook proved reserves, Mr. van de Vijver wrote to the author of the document that it should be destroyed. After receiving this e-mail from Mr. van de Vijver, the author consulted various internal counsel who secured an assurance that the document had indeed been retained and that no documents would be destroyed. Document preservation notices were also circulated. Copies of the document were maintained by its author, other recipients of the “Script”and counsel. The electronic version of the “Script”sent by the CFO of EP to Mr. van de Vijver was deleted from Mr. van de Vijver’s computer’s in-box.

Second, from the period of approximately May 2003 through early January 2004, the EP Unit moved office locations within The Hague. Some of the most senior executives of EP, including members of Excom, the Reserves Coordinator and the GRA moved offices in the period of November, 2003. This move was part of an effort started in the mid-1990s as a result of a study conducted by McKinsey & Company, to transform Shell’s business practices to a “paperless”operation. The facilities to which EP moved provided very little storage space and “paper”documents were thrown away during the move. The vast majority of the paperwork and documents were also electronically maintained, but the possibility that relevant notes and other documents not electronically maintained were discarded cannot be dismissed.

Again, in the time period, it was not possible to complete full forensic analysis of all files to assess their integrity.

III. Summary of Findings

In mid-2001, Mr. van de Vijver succeeded Sir Philip as Chief Executive Officer (“CEO”) of Shell’s EP unit, recognized as the most capital intensive and profitable business unit of Shell. Sir Philip himself had ascended from that position to the post of Chairman of CMD and Chairman of The “Shell”Transport and Trading Company, Public Limited Company. Within the Group and the market, there was a perception that Sir Philip’s own success could be attributed, in part, to his ability to meet or exceed reserve expectations.

Virtually from the time of Mr. van de Vijver’s succession, the two executives engaged in a pointed dialogue concerning EP’s ability to meet a number of targets or “external promises”, particularly those relating to reserves. As described by Mr. van de Vijver in a letter dated March 22, 2004:

“Soon after coming to office as head of EP in June 2001, I observed that the health of the EP business was not as robust as the Company-determined performance targets set under the former EP CEO. In fact, EP was in a far worse state in mid 2001 than was ever portrayed by my predecessor to senior management or the Conference.”

Mr. van de Vijver consistently pressed the position that reserves booked during Sir Philip’s term were “aggressive”or “premature”, non-compliant with Shell Guidelines for booking and, implicitly, SEC rules. That Mr. van de Vijver was in the main correct cannot be gainsaid in light of January 9, 2004, when many of the questioned reserves were recategorized. While Mr. van de Vijver complained repeatedly that the premature booking of the reserves had frustrated his ability to meet business targets and reinforced an inaccurate perception in the market, this issue was viewed primarily as a serious and immediate business question but not, equally, as a regulatory and disclosure failing.

Some of this dialogue between Sir Philip and Mr. van de Vijver was conducted by private e-mails and meetings; some aspects took place in the setting of CMD. Accordingly, other executives and employees had, over time, varying degrees of exposure to the debate and, in various strata of management at Shell’s Central Offices and in the field, involvement in the operations that were the subject of the bookings. However, by both responsibility and authority, Mr. van de Vijver and Sir Philip were uniquely placed to address these issues. These two executives were viewed as the most powerful forces in management –on one side, the present Chairman and on the other a leading candidate as Sir Philip’s successor and the occupier of the position –CEO of EP –that had been the platform for the last two Chairmen. Also, this dialogue involved a technical issue –proved reserves –that was particularly within their expertise and concern.

Reserve reporting and the booking of reserves are viewed as much an art as a science. Shell’s 2002 20-F speaks directly to the lack of precision with respect to reserves calculation: “Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.”Royal Dutch Petroleum/Shell 20-F, 2002 (emphasis added). Moreover, the calculation of the amount of reserves is a fluid process that requires analysis of the status of projects that are ever-changing.

Regardless, beginning in 2001, recognition of the strictures of SEC rules, in place since 1978, increased within the Company, in part due to the publication on the SEC website of SEC guidance regarding the importance of investment commitments and other indicia of “reasonable certainty,”with a growing recognition that the Company’s reserve numbers were not in full compliance with these rules.

There are a number of significant documents which capture the dialogue between Sir Philip and Mr. van de Vijver and its escalation. On February 11, 2002, Walter van de Vijver forwarded a Note for Information to CMD which warned that proved reserve exposures were as high as 2.3 billion boe because of non-compliance with SEC guidelines:

“Exposures

Securities and Exchange Commission (SEC) Alignment

Recently the SEC issued clarifications that make it apparent that the Group guidelines for booking Proved Reserves are no longer fully aligned with the SEC rules. This may expose some 1,000 mln boe of legacy reserves bookings (e.g. Gorgon, Ormen Lange, Angola and Waddenzee) where potential environmental, political or commercial ‘showstoppers’exist.

End of License

In Oman PDO, Abu Dhabi and Nigeria SPDC (18% of EP’s current production) no further proved reserves can be booked since it is no longer ‘reasonably certain’that the proved reserves will be produced within license. The overall exposure should the OU business plans not transpire is 1,300 mln boe. Work has begun to address this important issue.”

This Note is the earliest statement to upper management that the Company might have significantly overstated its proved reserve position.

The Note raised issues of sufficient concern to Sir Philip that he required that a further presentation be made to CMD. However, on May 28, 2002, before this second presentation was made, Sir Philip directed Mr. van de Vijver by e-mail to leave “no stone unturned”to achieve 100% RRR for 2002, a result inconsistent with significant debooking:

“You will be bringing the issue to CMD shortly. I do hope that this review will include consideration of all ways and means of achieving more than 100% in 2002 –to mix metaphors… considering the whole spectrum of possibilities and leaving no stone unturned.”

On July 22, 2002, the further presentation was made to CMD by way of a Note for Discussion submitted by Mr. van de Vijver. The Note failed to address the non-compliance with SEC rules which jeopardized 2.3 billion boe, highlighted in the February 11, 2002 Note. Rather, it is an example of a series of documents which suggest that EP management’s plan was to “manage”the totality of the reserve position over time, in hopes that problematic reserve bookings could be rendered immaterial by project maturation, license extensions, exploration successes and/or strategic activity. Simply put, it is illustrative of a strategy “to play for time”in the hope that intervening helpful developments would justify, or mitigate, the existing reserve exposures. Ultimately, as described below in the discussions of Australia (Gorgon), Oman, Nigeria and Brunei, this strategy failed –as business conditions either deteriorated or failed to improve sufficiently to justify historic bookings.

The minutes of the same July, 2002 meeting establish that it was recognized that delay in debooking could not be continued indefinitely:

“It is considered unlikely that potential over-bookings would need to be de-booked in the short-term, but reserves that are exposed to project risk or licence expiry cannot remain on the books indefinitely if little progress is made to convert them to production in a timely manner.”[3]

On September 2, 2002, Mr. van de Vijver submitted a further note to the CMD (with a copy to Judith Boynton) describing the “dilemmas facing EP and the uncomfortable situation EP is in…”:

“Given the external visibility of our issues (lean organic development portfolio funnel, RRR low, F&D unit costs rising), the market can only be “fooled”if 1) credibility of the company is high, 2) medium and long-term portfolio refreshment is real and/or 3) positive trends can be shown on key indicators.

Unfortunately…:

…

- We are struggling on all key criteria (“caught in the box”).

…

The immediate risk that we are facing is on the “negative spiral”of our boxed situation:

…

- RRR remains below 100% mainly due to aggressive booking in 1997-2000.”

Sir Philip and Mr. van de Vijver met to discuss these concerns privately over dinner. Thereafter, in October 2002, Sir Philip responded to Mr. van de Vijver’s concern, described in the September memorandum, defending the business plan targets, including RRR of 100%. On October 22, 2002, Mr. van de Vijver replied:

“I must admit that I become sick and tired about arguing about the hard facts and also cannot perform miracles given where we are today.

If I was interpreting the disclosure requirements literally (Sorbanes [sic]-Oxley Act etc) we would have a real problem.”

After this exchange and meeting, on November 15, 2002, Mr. van de Vijver circulated a brief outline of business plan issues to members of his EP staff and stated:

“We finalized our plan submission and could easily leave the impression that everything is fine.

…

The reality is however that we would not have submitted this plan if we

1) were not trying to protect the Group reputation externally (promises made) and

2) could have been honest about past failures (business focus w.r.t. aspired portfolio, disconnects with reality, poor performance management, reserves manipulation).”

Throughout this dialogue, it is clear that both Sir Philip and Mr. van de Vijver were alert to the differences between the information concerning reserves that had been transmitted to the public, “external,”and the information known to some members of management, “internal.”An insight into this conflict is provided in Mr. van de Vijver’s “strictly confidential”personal Note to File of September, 2002:

“During the last 1.5 years the technical competence and overall integrity of the EP business within Shell has been questioned both internally and externally, most prominently through lowering of the production growth target in August/September 2001 and due to a deteriorating proved reserves replacement ratio. Providing credible explanations for these issues proved near impossible given the disconnects between external promises/expectations and the reality of the state of the business.

…

Bottomline was that both reserves replacement and production growth were inflated:

- Aggressive/premature reserves bookings provided impression of higher growth rate than realistically possible.

…

The concerns around the “caught in the box”dilemma and stretch in the EP business plan have been flagged at the highest level in the company, but obviously “transmitted”in a careful fashion as not to compromise/undermine the previous leadership. The severity and magnitude of the EP legacy issues may therefore not have been fully appreciated.”

The discussion continued in 2003. On February 28, 2003, Mr. van de Vijver sent Sir Philip a copy of a February 23, 2003 e-mail in which Mr. van de Vijver stated to his EP staff:

“We know we have been walking a fine line recently on external messages… Promising that future reserves additions are expected in 2003… whilst we know that there is some real uncertainty around this… [W]e know our ongoing exposures on Oman/Nigeria reserves and on early bookings, notably Gorgon and Ormen Lange.”

On August 25, 2003, Mr. van de Vijver directed a draft of his “Mid-year 2003 Review Summary”to Sir Philip, complaining that: “The single largest issue facing EP is the shrinking opportunity portfolio exacerbated by… too aggressive reserves bookings in the past….”

On November 9, 2003, after receiving what he considered an unfairly critical performance review from Sir Philip, Mr. van de Vijver e-mailed to Sir Philip that:

“I am becoming sick and tired about lying about the extent of our reserves issues and the downward revisions that need to be done because of far too aggressive/optimistic bookings.”

Sir Philip did not disclose receipt or content of this e-mail to anyone until well after Project Rockford had started, either in late December 2003 or early January 2004.

There can be no issue that proved reserves and RRR were understood to be of significance to the market. On November 8, 2003, the day before this e-mail to Sir Philip complaining that he was tired of “lying”about proved reserves, Mr. van de Vijver wrote in an e-mail to a colleague:

“As you know 2003 RRR is the most important share price ‘influencer’also as expectations are high and they do not know that we are still paying for aggressive reserves bookings [including thos[e] that have not reached FID yet!!] in the past!”

RRR had previously been described as a “kpi,”key performance indictor, and Mr. van de Vijver had participated in analysts presentations in which the issue of proved reserves and RRR were a focus.

In late 2003, catalyzed by the troublesome results of reserves studies and audits from Nigeria and Oman, and, perhaps, a draft memorandum prepared by EP which included legal advice from Cravath, Swaine & Moore, the process was begun –Project Rockford –that ultimately resulted in the disclosures of January 9, 2004.[4] While different interviewees provide different explanations for starting this project, the advice provided by outside counsel is significant.

In a December 2, 2003 memorandum entitled “Script for Walter [van de Vijver] on the proved reserves position”prepared by EP staff, the assumption was made that approximately 2.3 billion boe of proved reserves were non-compliant, (approximately the same amount identified as exposed on February 11, 2002), and that this was “material”to the market. Given these facts, the following legal conclusion was described:

“If and from the time onwards that it is accepted or acknowledged by the management of the issuers (Royal Dutch and STT), that, when applying the SEC rules, the 2002 proved reserves as reported in the Form 20-F are materially wrong, the issuers are under a legal obligation to disclose that information to all investors at the same time and without delay. Not to disclose it would constitute a violation of US securities law and the multiple listing requirements. It would also increase any potential exposure to liability within and outside the US. Note that the reserves information also appears in the non 20-F Annual Reports.

Disclosure cannot await the next Form 20-F appearing in April, 2004.”

On the same day this “script”was provided to Mr. van de Vijver, he immediately e-mailed one of its authors:

“This is absolute dynamite, not at all what I expected and needs to be destroyed.”

Because of prompt interdiction by internal counsel, the document was retained.

Even in the recategorization process, a controversy arose concerning the explanation that should be given for the recategorization, particularly whether it should be made clear when the original reserves were booked and whether the recategorization was the result of recent SEC rulings and other developments. Mr. van de Vijver e-mailed a colleague:

“[W]e are heading towards a watershed reputational disaster on Rockford and I do want to stick to some very firm criteria: the problem was created in the 90’s and foremost in 97-00 and any clean-up must reflect that….. I will not accept cover-up stories that it was Ok th[e]n but not OK with the better understanding of SEC rules now and that it took us 2 1/2 years to come to the right answer.”

Similarly, on December 8, 2003 Mr. van de Vijver e-mailed his colleagues in EP:

“When looking at SPDC and PDO is it really valid to portray that we only recently discovered the problem in Oman and Nigeria? I think we [k]new much earlier. . . .”

However, the explanations given to a press and analysts conference, on February 5, 2004 when Mr. van de Vijver presented the 2003 results and commented on the January 9 recategorization, strike a different chord:

“There were two events in 2003 that were the catalyst for what we ultimately announced on the 9th of January. The first was a detailed review in Nigeria… . The other area where we last year put a lot of effort in was around Oman.

. . . . . . .

The shock outcome of [the Nigeria and Oman] reviews immediately sort of triggered the process to look at the whole globe and make sure that we had a totally consistent approach at everything.”

The statements made by Sir Philip at the same conference also need to be scrutinized in the light of the documentary record:

“We’ve always believed –and I’ve always believed –that Shell in aggregate was materially compliant with its own and the SEC guidelines, and we relied on audits and assurance processes.

. . . . . . .

This thing came up late last year, catalytic events coming out about reviews in Nigeria, also the Middle East. As soon as that came to my attention, it was a matter of all hands on deck. And I remember writing down the words ‘get the facts and do the right thing.’”

And, on January 16, 2004, Sir Philip Watts has been quoted as saying:

“[D]uring the fourth quarter of last year in-depth reserves studies were completed that triggered a broad review of our previously booked proved reserves.... Based on those reviews, I believe that individuals concerned worked in good faith to the interpretations in use when the bookings were made, following proper processes, and that there is no evidence of any misconduct.”

* * * * * * * * *

While the dialogue, described above, confirms that these two senior executives were aware of the issue of “aggressive”proved reserves bookings and, in a manner, attempted to address it, these documents do not reveal the causes of the questionable bookings. To ascertain the need for the recategorization, the investigation has focused upon developments in four geographic areas –Australia (Gorgon), Nigeria, Oman and Brunei. While the findings of those inquiries are described in detail at Tabs E through H, it is worth observing that there is no common explanation.

Australia (Gorgon). As of December 31, 1997, the Group booked over 500 million boe of Gorgon gas reserves as proved. The Shell Guidelines at the time allowed proved reserves based on an “expectation of availability of markets,”and for a brief period, commercial expectations for Gorgon arguably met this loose requirement. From its inception, the Gorgon “proved”reserves did not meet the overriding SEC standard of “reasonable certainty.”There is no written audit trail indicating who made the decision to categorize Gorgon reserves as proved, or the basis of that decision. Sir Philip, EP CEO at that time, reports no recollection of the Gorgon booking, notwithstanding its size and impact on RRR for 1997. The questionable status of Gorgon was re-visited at several points, beginning with the January, 2000 decision –reviewed in a presentation to EP Excom attended by Sir Philip –to “freeze”the booking despite a 20% increase in technical reserves. In October, 2000, the Group Reserves Auditor affirmed this “freeze”status, against a local technical opinion in favor of debooking. While debooking continued to be debated, no action was taken until January, 2004. In the words of the current Group Reserves Coordinator, Gorgon had long “stuck out like a sore thumb,”but, at over 500 million boe, debooking of the reserve was “too big to swallow.”

Oman. Proved reserves were increased in 2000 in response to “top down”encouragement from Shell to bring its proved reserves of mature fields in line with its expectation reserves. Insufficient technical work was done to support this increase. When serious production declines were suffered thereafter, these increased reserves were maintained based upon aspirational production targets. It is clear that various members of management at EP, including Mr. van de Vijver, were aware of this situation since late 2001, when the production problems increased and Shell agreed to make a $30 million “down payment”(in the form of a deduction against its 2001 net reward) in partial payment for an inchoate debooking of expectation reserves.

Nigeria. SPDC accumulated over the 1990s and, particularly, in the late 1990s very large volumes of proved oil reserves. No later than early 2000, however, it became clear to EP management that SPDC’s substantial proved reserves could not be produced as originally projected or within its current license periods. Rather than de-book reserves, an effort was undertaken to “manage”the problem through a “moratorium”on new oil and gas additions, in the hope that SPDC’s production levels would increase dramatically to support its reported reserves. This solution remained in place for the next several years, until January, 2004, notwithstanding the knowledge of EP management that, in fact, production was not increasing to a level which could support the booked proved reserves.

Brunei. The large volume of debookings is attributable to reserves that were either uneconomic to develop or had been booked well ahead of any final investment decision or analogous financial commitment being made, and at a time when the Shell Guidelines did not specifically require such a commitment prior to booking. Part of the recategorization was attributable to “legacy”volumes, which did not comply as proved reserves and were being debooked gradually to avoid “major swings”in the reserves.

* * * * * * * * *

The booking of “aggressive”reserves and their continued place on Shell’s books were only possible because of certain deficiencies in the Company’s controls. For example, the internal reserves audit function was both understaffed and undertrained. This function was performed by a single, part-time, former Shell employee; his cycle of field audits was once every four years; he was provided with virtually no instruction concerning regulatory requirements, or the role of an independent auditor and no internal legal liaison. While the GRA made occasional attempts to bring proved reserves into compliance with both SEC rules and Shell Guidelines, he had neither the power nor facilities to insure such compliance. Moreover, the GRA has recently speculated that, had he been aggressive in this effort, his very position would have been at risk:

“On the few occasions in my early years where I signaled a conflict with SEC rules I was called back by [GRC] and by the OUs who argued, rightly, that the only rules they should be bound by were the Group guidelines. These are the backbone of our internal controls on reserves. The spear-point of the SEC reserves auditor’s control should therefore have been on a correct formulation of the Group guidelines. With hindsight, I should have been more forceful in this respect. It would have been a clear break with all my predecessors and it would probably have cost me my job in those days, but I should have.”

And, consistent with the views of management described above, he acquiesced in or attempted to assist Shell in “managing”, rather than debooking, its non-qualifying reserves. The moratoria in Australia and Nigeria and his advice not to de-book the 40% non-compliant Oman reserves are examples of this approach. However, assuming vigorous efforts made entirely in good faith, a single, part time, former employee could not constitute an effective check on “aggressive”reserve bookings. (See Tab D.)

In that regard, it is important to note that the Shell guidelines:

  blurred the distinction between reserves reporting for internal decision-making and the requirements for regulatory reporting of proved reserves;

  were slow to incorporate SEC staff interpretations and, while reflecting an increased awareness of SEC rules, occasionally adopted an expedient of partial compliance;

  did not encourage OUs to review existing bookings for continued compliance and did not adequately address the need for debooking; and,

  were not clearly and succinctly written or organized to offer useful guidance to reservoir engineers in the OUs.

In short, the Shell guidelines were not adequately designed to yield compliant reporting of proved reserves. (See Tab A.)

Also, the compliance role of the finance function was not effective with respect to these bookings. For example, Ms. Boynton attended CMD meetings beginning in 2001 and became a member of CMD in 2003. Her responsibilities were different than other members of CMD; she had direct responsibility to ensure that the Company’s financial disclosures to the market and to regulators were correct. Ms. Boynton took virtually no action, prior to the initiation of Project Rockford, to inquire independently into the underlying facts relating to the “aggressive bookings”. Rather, she relied upon the “checks and balances”of Shell’s representation and assurance process and the work of its independent external auditors to ensure compliance. Specifically, she reports that she was reassured that EP was focused upon the issues and that year-end reserve reporting was a strenuous process –closely monitored by financial executives in whom she had faith. At the same time, Ms. Boynton’s ability to act effectively in a compliance function was somewhat impaired because, until recently, none of the business units’CFOs reported to her. For this and other reasons, on the issue of reserves, it may be that her responsibility exceeded her authority.

The “external”checks on reserves abuses were also frustrated. Specifically, Shell’s outside directors and GAC were not presented with the information that would have allowed them to identify or to address the issue. A specific example of this failure occurred as late as October, 2003; after it had requested a briefing on the topic of proved reserves, the GAC was not provided with critical, current information –an unfavorable audit report relating to Nigeria and a significant decrease in the reserve “offset”supposedly available due to “fuel and flare”.

Mr. van de Vijver, in March 22, 2004 correspondence, excuses his own conduct by suggesting that either Shell’s culture or Sir Philip and Ms. Boynton frustrated his efforts at disclosure:

“Throughout this entire process, my attempts to bring the reserve issues to management’s attention were met with resistance. The atmosphere between myself and the Chairman became gradually more tense as I identified issues in EP.

. . . . . . .

It is the responsibility and role of the Chairman and/or the CFO to alert the Group Audit Committee to business control weaknesses or external reporting issues. Because the unspoken rule within the Company is that you are not supposed to go directly to individual Board members or to the Group Audit Committee, I had to rely on the Chairman and the CFO to advise the GAC and assumed that happened in early December.”

In his Note to File of September, 2002, Mr. van de Vijver had conceded that, out of deference to Sir Philip’s position, his internal disclosures of the “severity and magnitude”of the reserve dilemma may not “have been fully appreciated”. In any event, it is clear that essential factual data was denied to the individuals and entities that might have addressed proved reserve abuses.

After an interim report by DP&W to GAC on March 1, 2004, Sir Philip and Mr. van de Vijver submitted their resignations to the Shell Board. Considerations of the tenure of and appropriate assignment for others involved in the events which resulted in the recategorization are continuing pending review of the Report and consideration of its findings by the GAC and non-executive members of Conference.

To address perceived structural and control deficiencies, certain remedial measures have been proposed (some of which have already been accepted in response to recommendations made previously in connection with this investigation):

  Rewrite Shell’s Guidelines for proved reserves to ensure regulatory compliance.

  Reinforce roles and responsibilities of the Shell personnel involved in proved reserves on compliance responsibility.

  Remove consideration of reserve replacement targets from the compensation “scorecard.”

  Provide for formal review on an annual basis by CMD and the GAC of Shell’s proved reserve positions.

  Reorganize reporting structure to require that the Chief Financial Officers of Shell’s business units report directly to the Group Chief Financial Officer.

  Integrate the Group Legal Director role with CMD, the Boards and Conference to ensure compliance with all regulatory obligations.

  Reinforce the line responsibilities and compliance training for reserve reporting from local reservoir engineers upwards.

In addition to these changes, it is critical that Shell enforce a culture of compliance –that, regardless of business concerns, all decisions must be made to insure compliance with regulatory and fiduciary obligations. Management and employees must recognize that their conduct is required to be in accord with the highest ethical and legal standards.

IV. Index to the Report

The Report of Davis Polk & Wardwell to the Shell Group Audit Committee of March 31, 2004 (the “Report”) is divided into the following sections:

Tab A – Analysis of the Regulatory Framework and the Shell Guidelines.

Tab B – “Tone from the Top”: Analysis of the Conduct of Management with Respect to the Events Leading to the Recategorization.

Tab C – The Scorecard System and its Impact on Booking Reserves.

Tab D – Analysis of the Activities of Shell’s Group Reserve Auditor and External Auditors.

Tab E – Findings Concerning Australia (Gorgon).

Tab F – Findings Concerning Nigeria (SPDC).

Tab G – Findings Concerning Oman (PDO).

Tab H – Findings Concerning Brunei (BSP).

Tab I – Proposed Remedial Measures.

Tab J – List of Interviewees.

Davis Polk & Wardwell

Report of

Davis Polk & Wardwell

to

The Shell Group Audit Committee

Tab I:

Proposed Remedial Measures

March 31, 2004

Proposed Remedial Measures

In the course of the investigation, there has been considerable focus upon systems, procedures and controls at Shell as they relate to proved reserves reporting and disclosures. Those systems, procedures and controls are informed and influenced by Shell’s wider reporting and disclosure practices and these have also been considered in the course of the investigation when relevant. The purpose of the investigation was not to consider, and no comment is made on, issues relating to Shell’s group organization and structure or upon the relationships between the two parent companies and the Group.

The investigation determined that there were several weaknesses in Shell’s proved reserve booking and disclosure controls, including: inadequacies in the Shell Guidelines relied upon for compliant booking decisions; a lack of appropriate resources and a confusion of roles and responsibilities in the offices of the Group Reserves Coordinator (“GRC”) and the Group Reserves Auditor (“GRA”); a failure to provide Shell’s Committee of Managing Directors (“CMD”) and the Boards of the parent companies with appropriate information to inform disclosure judgments; a weakness in the finance function whereby, until recently, Shell’s business CFOs had no reporting responsibility to the Group CFO; unclear lines of responsibility for booking proved reserves; a lack of understanding of the meaning and importance of certain disclosure obligations; and, generally, an atmosphere that did not emphasize the paramount importance of the compliance element of proved reserves decisions.

Set forth below are certain recommendations for consideration by Shell’s Group Audit Committee to respond to the issues encountered during the investigation and to improve Shell’s systems, procedures and controls to remedy the problems discovered in the investigation.

Shell has already announced that certain remedial measures will be taken in response to the preliminary findings and recommendations of the investigation. The previously announced measures include the following:

  Global EP Reserves Committee. In order to improve consistency of standards across Shell’s operations globally, a committee was established in 2003 to be the forum for approving the booking of proved reserves and providing oversight and challenge to the reserves reporting process. This committee should also be equally focused on a review of existing bookings, not just new proposals for bookings. The Shell Guidelines were inadequate in their failure to ensure appropriate review was given to the existing reserve base, not just first time bookings. The Reserves Committee should be attended by an internal lawyer with expertise in the area of applicable securities law disclosure requirements.

  Overhaul of the Shell Guidelines. As described more fully in Tab A not only were the Shell Guidelines non-compliant with the SEC’s proved reserve definitions in key areas, but even assuming they had been compliant, they lacked clarity necessary to facilitate compliance: The Guidelines should be amended as follows:

  remove any remaining areas of non-compliance with SEC definitions, using the assistance of independent petroleum engineers and counsel;

  reduce the length of the guidelines to produce a more user-friendly manual for petroleum engineers, finance staff and other relevant parties with clear language concerning the criteria for booking and de-booking, using the assistance of independent petroleum engineers and counsel;

  require that any annual update of the Guidelines be performed as early in the year as possible so as to allow engineers to understand the implications of any changes well in advance of the year end reserves submissions;

  stipulate that an annual update to the Guidelines need only be conducted if necessary to address any changes in the SEC’s proved reserve definitions or interpretations or any new aspect of Shell’s operations (e.g., new technology, new geographic area, new contract structures) that raise novel regulatory interpretation issues; and

  ensure that, within the single set of guidelines, the distinctions between regulatory proved reserves, on the one hand, and Shell’s internal classifications, on the other (e.g., expectation reserves, scope for recovery) are clearly stated.

  Overhaul of the Office of Group Reserves Coordinator. Given the technical and compliance elements of reserves determination, Shell has recognized that the GRC should not report to business planning or strategy executives but to the Head of Technology within EP. More staff will be employed to resource the vital function of the GRC and they will be authorized to use independent petroleum engineers as they deem necessary, including for the systematic training of engineers in the field. Further, the role and responsibility of the GRC should be redefined in a manner akin to that of a financial controller, with no ambiguity that the GRC will be responsible for the overhaul and ongoing maintenance and application of the Shell Guidelines as described above. As such, the GRC should be responsible for identifying and resolving difficult areas of interpretation with the Reserves Committee and internal and external auditors. The GRC should also be responsible for identifying training needs and facilitating training sessions from both a technical and regulatory perspective. Finally, the GRC should be instructed to liaise closely with internal legal staff who can provide support on forming disclosure judgments on the basis of technical compliance and/or materiality.

  Overhaul of the Office of Group Reserves Auditor. More staff will also be dedicated to this function so that the audit cycle of the Group’s reserves can be made more frequent and each audit can be made more rigorous. The GRA and its staff will now report to the Group Chief Internal Auditor to increase the independence of the GRA function.

  Removal of Reserves from Scorecards. Whether the actual financial impact of reserves on any individual’s scorecard in any given year was material is irrelevant. The perception arose that this was an important influence on behavior and, in order to reinforce the necessity for compliant reserves bookings, reserves should be removed from scorecards for the time being. Following implementation of a more robust control environment for the booking of proved reserves and a period of satisfactory operation of the improved controls, it may be that incentives for reserve replacement can be re-introduced in some manner but it should be designed on a basis that is aligned with the long-term nature of the reserve replacement challenge.

  Improved Visibility and Accounting of Reserves Issues by Senior Management and Directors. Going forward, the CMD will collectively approve the reserve bookings/de-bookings taken by the EP business. Following that, a review of the overall outcome will be considered by Shell’s Group Audit Committee. At each stage, it will be critical to inform the decisions and consideration of CMD and Shell’s Group Audit Committee, respectively, with information regarding the more judgmental elements of the year-end decisions made by EP. This information will be important to breaking down internal “materiality filters” and it will be essential to have appropriate internal legal expertise involved at each step to ensure pertinent information is identified and disseminated.

  Enhanced Accountability of Business CFOs to Group CFO. This reorganization is essential to improving the ability of the Group CFO to have effective oversight of financial issues relating to the business units. It will also enable the CFO, in turn, to inform colleagues and directors of important disclosure issues, as required.

Further remedial measures that should be considered are as follows:

  Clarification of Roles and Responsibilities of the GRA and the GRC. The investigation has uncovered that, at times, there was an insufficient demarcation of the role of the GRA from the EP business. It should be made clear that the GRA and GRC must retain a respectful separation and independence so as to allow the GRA to challenge GRC and EP decisions more effectively as parts of the Group internal audit function.

  Strengthening of Line Responsibilities for Reserve Reporting. The investigation has found evidence of diminished responsibility for line reporting of reserves figures, especially in joint ventures where the SEC definition of proved reserves was not important to local interests. The line authorities and accountabilities should be reinforced as follows:

  ensure that the local Chief Reservoir Engineer is responsible for ensuring that reserves bookings/de-bookings are compliant with SEC rules as set forth in compliant Shell Guidelines and that any booking/de-booking decisions are only made with appropriate, auditable documentation and after completion of the appropriate challenge processes;

  ensure that the local CEO and CFO assume business and financial responsibilities, respectively, for the decisions of their Chief Reservoir Engineer; and

  continue the upwards cascade of reserves booking/de-booking decision responsibilities ultimately via the GRC to the EP CFO and Technology Director before endorsement by CMD and review by Shell’s Group Audit Committee.

  Enhancement of the Legal Function. Part of the control failures leading to the January 9, 2004 reserve recategorization was an inadequate understanding of the application and meaning of the SEC’s proved reserve disclosure rules as they relate to Shell. Potentially material disclosure and compliance issues were being raised at CMD without the discussion being advised by a lawyer with securities law disclosure or corporate governance expertise. The visibility of the internal legal function at the highest levels should be increased and this should start by providing for attendance by Shell’s Legal Director at meetings of CMD, Conference and the parent company Boards. Similarly, the General Counsel of the various businesses, who attend the executive committee meetings of those businesses, should have an aim of identifying disclosure issues for consideration at a higher level. Furthermore, to remove any reporting ambiguities, all lawyers at Shell, including the Corporate Secretaries of the parent companies, should unambiguously report to Shell’s Legal Director. This should be capable of implementation in a manner consistent with applicable law. With improved visibility and an enhanced awareness of the need for compliance, the legal function should actively identify training needs in areas of disclosure, reporting obligations and corporate governance and devise training programs to address those needs.

  Disclosure Committee. Shell’s existing Disclosure Committee should be enhanced to require that the Group Legal Director be a member and serious consideration should be given to making him or her the chairperson. The Disclosure Committee should also have quarterly access to CMD to assess the adequacy of Shell’s disclosures and ensure CMD’s awareness and approval of those disclosures. The Disclosure Committee should be designed to focus primarily on the content of disclosure to ensure accuracy, completeness and consistency with other Shell disclosures and should not merely exist to ensure proper processes have been followed. The Disclosure Committee should be enabled to focus on the substantive content of Shell’s disclosures through access to all relevant information analyzed by the businesses to reach their disclosure judgments.

  Reduction of Job Rotation. Several control failures could be attributed to the short tenure of certain individuals in key functions. While it is important for numerous reasons to expose people in a company as large as Shell to different experiences, rotations should be reduced from those witnessed in EP over the period investigated and, upon rotation, complete and detailed handover notes should form the basis for a formal transfer.

  Document Retention Policy. A consistent policy needs to be agreed and effectively disseminated and implemented.

  Culture of Compliance. In order to create a culture of compliance, it is essential that Shell’s senior management emphasize to all employees that integrity and compliance concerns must be raised with the internal audit or legal functions, and must be investigated thoroughly and openly, regardless of who is involved. This policy should be communicated forcefully and frequently.

_________________

[1] References to “Shell”or “the Company”herein refer to Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, Public Limited Company, combined with their respective subsidiaries and affiliate companies.

[2] See Tab A supra, for the discussion of the regulatory definition and standards for “proved”and other reserve categorizations.

[3] Given the acknowledged production and other difficulties, the strategy of “playing for time”was unrealistic. (See Tabs F & G.)

[4] There are indications that in December 2002 and again in November 2003, Mr. van de Vijver considered the idea of a comprehensive debooking of all known “exposed”reserves. In December 2002, he asked the Group Reserves Coordinator for an analysis of the effect of a debooking of all “questionable”reserves. And in late November 2003, he stated in a message to the Coordinator, “I would prefer to re-state our 1/1/03 reserves and de-book all remaining legacies to allow for a clean start.”At about the same time, however, Mr. van de Vijver delivered an encouraging message on planning goals to all senior EP executives in which he warned: “One final word on 2003. It would be an enormous blow to the Group’s credibility with the Market if we do not deliver on RRR this year.”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

General Attorney (M.C.M. Brandjes)

Date: 19 April 2004